Form of

Articles of Amendment

to the

Articles of Incorporation

of

MEDecision, Inc.

Reverse Stock Split Amendment

RESOLVED, that upon the filing of this amendment to the Corporation’s Articles of Incorporation with the Department of State of the Commonwealth of Pennsylvania (the time of such filing being the “Filing Time”) but without any other action on the part of the Corporation or any other person or party, a reverse stock split of 0.50 of one share of Common Stock, no par value per share, shall be effectuated for each share of Common Stock, no par value per share, issued and outstanding immediately prior to the Filing Time (the “Share Combination”); and be it further

RESOLVED, that the record date for the Share Combination shall be the date on which the Filing Time occurs; and be it further

RESOLVED, that as of the Filing Time, the certificates representing the Common Stock immediately prior to the Filing Time shall be deemed cancelled and shall not be recognized as outstanding on the books of the Corporation for any purpose, and that each holder of record of Common Stock as of the Filing Time shall be entitled to receive, upon surrender for cancellation of such Common Stock certificates held by such holder immediately prior to the Filing Time, one or more new certificates representing the shares of Common Stock into which such shares of Common Stock were combined pursuant to the Share Combination (and the Corporation shall be permitted to aggregate those certificates registered in the name of the same record holder); provided, however, that no fractional share resulting from the Share Combination shall be issued, but rather an amount equal to the fair value for each such fractional share, as determined in accordance with the Corporation’s Articles of Incorporation, shall be paid by the Corporation in cash at, or as soon as reasonably practicable after, the Filing Time.